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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Hall, Kinion & Associates, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

406069104

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

SEC 1745 (12-02)

CUSIP No. 406069104

1.	Name Of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Todd J. Kinion

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Bene- ficially Owned by Each Reporting Person With	5. Sole Voting Power 665,884 shares (1) 6. Shared Voting Power 7,100 shares (2) 7. Sole Dispositive Power 665,884 shares (1) 8. Shared Dispositive Power 7,100 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 672,984 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person IN

(1)	Includes 113,900 shares held as custodian for the reporting person’s children.
(2)	7,100 shares are held by the reporting person’s children.

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer Hall, Kinion & Associates, Inc.

(b)	Address of Issuer’s Principal Executive Offices 75 Rowland Way, Suite 200, Novato, CA 94945

Item 2.

(a)	Name of Person Filing Todd J. Kinion

(b)	Address of Principal Business Office or, if none, Residence c/o Hall, Kinion & Associates, Inc., 75 Rowland Way,

Suite 200, Novato, CA 94945

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock, $0.001 par value per share

(e)	CUSIP Number 406069104

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Page 3 of 5 pages

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

    Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 672,984 shares.

(b)	Percent of class: 5.3%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 665,884 shares (1).

(ii)	Shared power to vote or to direct the vote 7,100 shares (2).

(iii)	Sole power to dispose or to direct the disposition of 665,884 shares (1).

(iv)	Shared power to dispose or to direct the disposition of 7,100 shares (2).

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13-d3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.        N/A

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company        N/A

Item 8.    Identification and Classification of Members of the Group        N/A

Page 4 of 5 pages

Item 9.    Notice of Dissolution of Group        N/A

Item 10.    Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2003 Date

/s/ TODD J. KINION Signature

Todd J. Kinion Name/Title

(1)	Includes 113,900 shares held as custodian for the reporting person’s children.

(2)	7,100 shares are held by the reporting person’s children.

Page 5 of 5 pages